Exhibit 2

2017 SECOND QUARTER RESULTS Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH Investor Relations Jesús Ortiz de la Fuente +57 (1) 603-9051 E-mail: jesus.ortizd@cemex.com CEMEX LATAM HOLDINGS

OPERATING AND FINANCIAL HIGHLIGHTS

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
Consolidated cement volume	3,780	3,775	0%	1,887	1,946	(3%)
Consolidated domestic gray cement	3,323	3,306	0%	1,647	1,697	(3%)
Consolidated ready-mix volume	1,475	1,560	(5%)	719	823	(13%)
Consolidated aggregates volume	3,538	3,678	(4%)	1,775	1,943	(9%)
Net sales	643	672	(4%)	314	356	(12%)
Gross profit	280	328	(15%)	130	176	(26%)
as % of net sales	43.6%	48.9%	(5.3pp)	41.3%	49.3%	(8.0pp)
Operating earnings before other expenses, net	125	183	(32%)	53	101	(47%)
as % of net sales	19.4%	27.3%	(7.9pp)	16.9%	28.3%	(11.4pp)
Controlling interest net income (loss)	51	101	(49%)	16	55	(72%)
Operating EBITDA	168	226	(26%)	75	123	(39%)
as % of net sales	26.1%	33.6%	(7.5pp)	23.9%	34.4%	(10.5pp)
Free cash flow after maintenance capital expenditures	58	127	(55%)	40	70	N/A
Free cash flow	30	51	(42%)	28	25	12%
Net debt	897	984	(9%)	897	984	(9%)
Total debt	936	1,034	(10%)	936	1,034	(10%)
Earnings per share	0.09	0.18	(49%)	0.03	0.10	(72%)
Shares outstanding at end of period	557	556	0%	557	556	0%
Employees	4,518	4,737	(5%)	4,518	4,737	(5%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the second quarter of 2017 declined by 12% compared to those of the second quarter of 2016. For the first half of the year consolidated net sales decreased by 4%, compared to those of the same period of 2016. These declines are mostly explained by lower cement volumes and prices in Colombia.

Cost of sales as a percentage of net sales during the first six months of the year increased by 5.3pp from 51.1% to 56.4%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the first half of the year increased by 2.6pp from 21.6% to 24.2%, compared to those of the same period of 2016.

Operating EBITDA during the second quarter of 2017 declined by 39% compared to that of second quarter of 2016. During the first half of the year operating EBITDA decreased by 26%, compared to that of the same period in 2016. This decline is mainly explained by lower cement volumes and prices in Colombia.

Operating EBITDA margin during the second quarter of 2017 declined by 10.5pp, compared to that of the second quarter of 2016. During the first six months of the year operating EBITDA margin declined by 7.5pp compared to that of the same period last year.

Controlling interest net income during the first half of the year reached US$51 million, declining 49% compared to that of the same period in 2016. During the second quarter of 2017 controlling interest net income reached US$16 million, declining by 72% compared to that of the second quarter of 2016.

Total debt at the end of the quarter reached US$936 million.

2017 Second Quarter Results Page 2

OPERATING RESULTS

Colombia

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	291	339	(14%)	135	182	(26%)
Operating EBITDA	60	116	(48%)	23	61	(63%)
Operating EBITDA margin	20.7%	34.2%	(13.5pp)	16.7%	33.5%	(16.8pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(5%)	(9%)	(14%)	(23%)	(17%)	(26%)
Price (USD)	(17%)	(24%)	4%	(3%)	8%	3%
Price (local currency)	(20%)	(23%)	(0%)	(2%)	4%	4%

Year-over-year percentage variation.

In Colombia, during the second quarter our domestic gray cement, ready-mix and aggregates volumes declined by 9%, 23%, and 26%, respectively, compared to those of the second quarter of 2016. For the first six months of the year, our domestic gray cement, ready-mix and aggregates volumes decreased by 5%, 14%, and 17%, respectively, compared to those of the same period of 2016.

Cement consumption during the quarter was affected by macroeconomic challenges in the country, by adverse weather conditions, as well as by three fewer working days. Despite the soft demand environment, we estimate that our cement market position has remained practically unchanged during the past four consecutive quarters. Our quarterly cement prices, on a year-over-year and sequential basis, were negatively affected by intense competitive dynamics.

.

Panama

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	141	130	9%	72	67	6%
Operating EBITDA	58	58	(0%)	27	33	(19%)
Operating EBITDA margin	40.9%	44.6%	(3.7pp)	37.6%	49.5%	(11.9pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	9%	9%	23%	18%	19%	10%
Price (USD)	(0%)	(1%)	(0%)	(1%)	(0%)	(1%)
Price (local currency)	(0%)	(1%)	(0%)	(1%)	(0%)	(1%)

Year-over-year percentage variation.

In Panama during the second quarter our domestic gray cement, ready-mix and aggregates volumes increased by 9%, 18%, and 10%, respectively, compared to those of the second quarter of 2016. For the first half of 2017, our domestic gray cement, ready-mix and aggregates volumes increased by 9%, 23%, and 19%, respectively, compared to those of the first half of 2016.

Our participation in projects like Minera Panama, the second line of the Subway, the AES energy project, and the urban renovation of the city of Colon have been driving demand for our products.

During the second quarter our operating EBITDA was negatively affected by the annual major maintenance of kiln #2, which we didn't have in the second quarter of 2016.

2017 Second Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	77	82	(6%)	39	43	(8%)
Operating EBITDA	27	35	(22%)	15	18	(16%)
Operating EBITDA margin	35.2%	42.5%	(7.3pp)	38.0%	41.4%	(3.4pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(2%)	(5%)	(7%)	(4%)	26%	55%
Price (USD)	(8%)	(9%)	(17%)	(16%)	(52%)	(63%)
Price (local currency)	(4%)	(4%)	(13%)	(12%)	(49%)	(61%)

Year-over-year percentage variation.

In Costa Rica, during the second quarter our domestic gray cement and ready-mix volumes declined by 5% and 4%, respectively, while our aggregates volumes increased by 55%, compared to those of the second quarter of 2016. For the first six months of the year our domestic gray cement and ready-mix volumes declined by 2% and 7%, respectively, while our aggregates volumes increased by 26%, compared to those of the same period of 2016.

During the second quarter construction activity was negatively affected by fewer working days. However, daily dispatches for our three core products increased during the April-June period, on a year-over-year basis. In spite of the negative effect of the Easter holidays, our cement, ready-mix and aggregates volumes increased on a sequential basis, reinforcing our expectations of stronger demand conditions for the rest of the year.

Rest of CLH

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
Net sales	148	133	11%	75	71	6%
Operating EBITDA	47	44	5%	23	25	(9%)
Operating EBITDA margin	31.6%	33.4%	(1.8pp)	30.3%	35.2%	(4.9pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	12%	6%	30%	32%	87%	128%
Price (USD)	(0%)	(2%)	(11%)	(10%)	(15%)	(17%)
Price (local currency)	(1%)	(2%)	(10%)	(10%)	(11%)	(13%)

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the second quarter of 2017 our domestic gray cement, ready-mix and aggregates volumes increased by 6%, 32%, and 128%, respectively, compared to those of the second quarter of 2016. During the first half of 2017, our domestic gray cement, ready-mix and aggregates volumes increased by 12%, 30%, and 87%, respectively, compared to those of the same period of 2016.

While in Nicaragua, infrastructure works continued to drive demand for our products, in Guatemala, a strong activity in the industrial and commercial sector and a resilient private consumption backed by remittances fueled cement dispatches.

2017 Second Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
Operating earnings before other expenses, net	**125**	**183**	**(32%)**	**52**	**100**	**(48%)**
+ Depreciation and operating amortization	43	43		23	23	
Operating EBITDA	**168**	**226**	**(26%)**	**75**	**123**	**(39%)**
- Net financial expense	32	29		15	14	
- Capital expenditures for maintenance	23	22		14	18	
- Change in working Capital	(12)	(22)		(35)	(32)	
- Taxes paid	65	64		43	51	
- Other cash items (Net)	2	6		(2)	2	
Free cash flow after maintenance capital exp	**58**	**127**	**(55%)**	**40**	**70**	**(43%)**
- Strategic Capital expenditures	28	76		12	45	
Free cash flow	**30**	**51**	**(42%)**	**28**	**25**	**12%**

In millions of US dollars, except percentages.

Information on Debt

	Second Quarter			First Quarter
	2017	2016	% var	2017
Total debt [1, 2]	**936**	**1,034**		**960**
Short term	2%	25%		2%
Long term	98%	75%		98%
Cash and cash equivalents	39	51	(23%)	35
Net debt	**897**	**984**	**(9%)**	**925**

	Second Quarter	
	2017	2016
Currency denomination		
U.S. dollar	98%	98%
Colombian peso	2%	2%
Interest rate		
Fixed	66%	76%
Variable	34%	24%

In millions of US dollars, except percentages.

[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).

[2] Represents the consolidated balances of CLH and subsidiaries.

2017 Second Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - June			Second Quarter		
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	642,755	672,076	(4%)	314,072	356,108	(12%)
Cost of sales	(362,592)	(343,740)	(5%)	(184,393)	(180,437)	(2%)
Gross profit	**280,163**	**328,336**	**(15%)**	**129,679**	**175,671**	**(26%)**
Operating expenses	(155,568)	(144,860)	(7%)	(76,557)	(74,738)	(2%)
Operating earnings before other expenses, net	**124,595**	**183,476**	**(32%)**	**53,122**	**100,933**	**(47%)**
Other expenses, net	(1,458)	(274)	(432%)	849	(389)	N/A
Operating earnings	**123,137**	**183,202**	**(33%)**	**53,971**	**100,544**	**(46%)**
Financial expenses	(32,144)	(29,378)	(9%)	(15,494)	(14,505)	(7%)
Other income (expenses), net	(8,174)	11,561	N/A	(12,937)	4,800	N/A
Net income before income taxes	**82,819**	**165,385**	**(50%)**	**25,540**	**90,839**	**(72%)**
Income tax	(31,498)	(64,516)	51%	(9,752)	(35,436)	72%
Consolidated net income	**51,321**	**100,869**	**(49%)**	**15,788**	**55,403**	**(72%)**
Non-controlling Interest Net Income	(190)	(313)	39%	(76)	(163)	53%
Controlling Interest Net Income	**51,131**	**100,556**	**(49%)**	**15,712**	**55,240**	**(72%)**
Operating EBITDA	**167,737**	**226,051**	**(26%)**	**75,129**	**122,635**	**(39%)**
Earnings per share	**0.09**	**0.18**	**(49%)**	**0.03**	**0.10**	**(72%)**

	as of June 30		
BALANCE SHEET	2017	2016	% var
Total Assets	**3,315,647**	**3,358,440**	**(1%)**
Cash and Temporary Investments	38,954	50,541	(23%)
Trade Accounts Receivables	112,944	120,326	(6%)
Other Receivables	59,345	39,542	50%
Inventories	76,823	76,399	1%
Other Current Assets	18,603	17,987	3%
Current Assets	306,669	304,795	1%
Fixed Assets	1,241,541	1,217,641	2%
Other Assets	1,767,437	1,836,004	(4%)
Total Liabilities	**1,809,908**	**1,890,535**	**(4%)**
Current Liabilities	355,778	574,064	(38%)
Long-Term Liabilities	1,438,135	1,308,078	10%
Other Liabilities	15,995	8,393	91%
Consolidated Stockholders' Equity	**1,505,739**	**1,467,905**	**3%**
Non-controlling Interest	4,961	5,757	(14%)
Stockholders' Equity Attributable to Controlling Interest	1,500,778	1,462,148	3%

2017 Second Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in millions of Colombian Pesos in nominal terms, except per share amounts

	January - June			Second Quarter		
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	1,887,526	2,066,868	(9%)	932,429	1,054,122	(12%)
Cost of sales	(1,064,794)	(1,057,120)	(1%)	(547,433)	(533,698)	(3%)
Gross profit	**822,732**	**1,009,748**	**(19%)**	**384,996**	**520,424**	**(26%)**
Operating expenses	(456,843)	(445,495)	(3%)	(227,286)	(220,738)	(3%)
Operating earnings before other expenses, net	**365,889**	**564,253**	**(35%)**	**157,710**	**299,686**	**(47%)**
Other expenses, net	(4,284)	(842)	(409%)	2,521	(1,210)	N/A
Operating earnings	**361,605**	**563,411**	**(36%)**	**160,231**	**298,476**	**(46%)**
Financial expenses	(94,393)	(90,347)	(4%)	(46,000)	(42,674)	(8%)
Other income (expenses), net	(24,005)	35,553	N/A	(38,408)	13,882	N/A
Net income before income taxes	**243,207**	**508,617**	**(52%)**	**75,823**	**269,684**	**(72%)**
Income tax	(92,495)	(198,409)	53%	(28,951)	(105,200)	72%
Consolidated net income	**150,712**	**310,208**	**(51%)**	**46,872**	**164,484**	**(72%)**
Non-controlling Interest Net Income	(561)	(963)	42%	(225)	(483)	53%
Controlling Interest Net Income	**150,151**	**309,245**	**(51%)**	**46,647**	**164,001**	**(72%)**
Operating EBITDA	**492,579**	**695,186**	**(29%)**	**223,047**	**361,220**	**(38%)**
Earnings per share	**270.75**	**557.76**	**(51%)**	**84.20**	**295.74**	**(72%)**

	as of June 30		
BALANCE SHEET	2017	2016	% var
Total Assets	**10,073,799**	**9,793,716**	**3%**
Cash and Temporary Investments	118,353	147,386	(20%)
Trade Accounts Receivables	343,153	350,889	(2%)
Other Receivables	180,306	115,311	56%
Inventories	233,407	222,792	5%
Other Current Assets	56,524	52,449	8%
Current Assets	931,742	888,827	5%
Fixed Assets	3,772,124	3,550,825	6%
Other Assets	5,369,932	5,354,064	0%
Total Liabilities	**5,498,970**	**5,513,084**	**(0%)**
Current Liabilities	1,080,945	1,674,058	(35%)
Long-Term Liabilities	4,369,429	3,814,551	15%
Other Liabilities	48,596	24,475	99%
Consolidated Stockholders' Equity	**4,574,829**	**4,280,632**	**7%**
Non-controlling Interest	15,072	16,790	(10%)
Stockholders' Equity Attributable to Controlling Interest	4,559,757	4,263,842	7%

2017 Second Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
NET SALES						
Colombia	290,518	338,981	(14%)	135,350	182,247	(26%)
Panama	141,200	129,782	9%	71,594	67,273	6%
Costa Rica	76,563	81,664	(6%)	39,136	42,727	(8%)
Rest of CLH	148,174	133,069	11%	75,146	70,723	6%
Others and intercompany eliminations	(13,700)	(11,420)	(20%)	(7,154)	(6,862)	(4%)
TOTAL	**642,755**	**672,076**	**(4%)**	**314,072**	**356,108**	**(12%)**
GROSS PROFIT						
Colombia	111,320	159,977	(30%)	47,131	83,209	(43%)
Panama	65,555	64,356	2%	30,767	36,687	(16%)
Costa Rica	35,452	43,116	(18%)	19,218	22,442	(14%)
Rest of CLH	59,117	54,314	9%	28,483	29,797	(4%)
Others and intercompany eliminations	8,719	6,573	33%	4,080	3,536	15%
TOTAL	**280,163**	**328,336**	**(15%)**	**129,679**	**175,671**	**(26%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	46,361	103,064	(55%)	15,551	54,279	(71%)
Panama	48,747	48,955	(0%)	22,523	28,785	(22%)
Costa Rica	24,500	31,613	(23%)	13,645	16,178	(16%)
Rest of CLH	43,812	41,564	5%	21,077	23,469	(10%)
Others and intercompany eliminations	(38,825)	(41,720)	7%	(19,674)	(21,778)	10%
TOTAL	**124,595**	**183,476**	**(32%)**	**53,122**	**100,933**	**(47%)**
OPERATING EBITDA						
Colombia	60,265	115,777	(48%)	22,605	61,031	(63%)
Panama	57,796	57,944	(0%)	26,947	33,323	(19%)
Costa Rica	26,986	34,672	(22%)	14,885	17,688	(16%)
Rest of CLH	46,808	44,394	5%	22,738	24,898	(9%)
Others and intercompany eliminations	(24,118)	(26,736)	10%	(12,046)	(14,305)	16%
TOTAL	**167,737**	**226,051**	**(26%)**	**75,129**	**122,635**	**(39%)**
OPERATING EBITDA MARGIN						
Colombia	20.7%	34.2%		16.7%	33.5%	
Panama	40.9%	44.6%		37.6%	49.5%	
Costa Rica	35.2%	42.5%		38.0%	41.4%	
Rest of CLH	31.6%	33.4%		30.3%	35.2%	
TOTAL	**26.1%**	**33.6%**		**23.9%**	**34.4%**	

2017 Second Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - June			Second Quarter		
	2017	2016	% var	2017	2016	% var
Total cement volume [1]	3,780	3,775	0%	1,887	1,946	(3%)
Total domestic gray cement volume	3,323	3,306	0%	1,647	1,697	(3%)
Total ready-mix volume	1,475	1,560	(5%)	719	823	(13%)
Total aggregates volume	3,538	3,678	(4%)	1,775	1,943	(9%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - June 2017 vs. 2016	Second Quarter 2017 vs. 2016	Second Quarter 2017 vs. First Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(5%)	(9%)	(4%)
Panama	9%	9%	1%
Costa Rica	(2%)	(5%)	1%
Rest of CLH	12%	6%	0%
READY-MIX			
Colombia	(14%)	(23%)	(9%)
Panama	23%	18%	(2%)
Costa Rica	(7%)	(4%)	3%
Rest of CLH	30%	32%	24%
AGGREGATES			
Colombia	(17%)	(26%)	(12%)
Panama	19%	10%	1%
Costa Rica	26%	55%	74%
Rest of CLH	87%	128%	48%

2017 Second Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - June 2017 vs. 2016	Second Quarter 2017 vs. 2016	Second Quarter 2017 vs. First Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(17%)	(24%)	(10%)
Panama	(0%)	(1%)	(0%)
Costa Rica	(8%)	(9%)	(2%)
Rest of CLH	(0%)	(2%)	(1%)
READY-MIX			
Colombia	4%	(3%)	(5%)
Panama	(0%)	(1%)	(0%)
Costa Rica	(17%)	(16%)	(1%)
Rest of CLH	(11%)	(10%)	0%
AGGREGATES			
Colombia	8%	3%	0%
Panama	(0%)	(1%)	(2%)
Costa Rica	(52%)	(63%)	(32%)
Rest of CLH	(15%)	(17%)	(6%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - June 2017 vs. 2016	Second Quarter 2017 vs. 2016	Second Quarter 2017 vs. First Quarter 2017
DOMESTIC GRAY CEMENT			
Colombia	(20%)	(23%)	(8%)
Panama	(0%)	(1%)	(0%)
Costa Rica	(4%)	(4%)	(0%)
Rest of CLH	(1%)	(2%)	(0%)
READY-MIX			
Colombia	(0%)	(2%)	(3%)
Panama	(0%)	(1%)	(0%)
Costa Rica	(13%)	(12%)	1%
Rest of CLH	(10%)	(10%)	(1%)
AGGREGATES			
Colombia	4%	4%	3%
Panama	(0%)	(1%)	(2%)
Costa Rica	(49%)	(61%)	(31%)
Rest of CLH	(11%)	(13%)	(6%)

For Rest of CLH, volume-weighted average prices.

2017 Second Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of June 30, 2017 and June 30, 2016 was $3,038.26 and $2,916.15 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the second quarter of 2017 and for the second quarter of 2016 were $2,968.84 and $2,945.49 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - June		January - June		Second Quarter	
	2017 closing	2016 closing	2017 average	2016 average	2017 average	2016 average
Colombian peso	3,038.26	2,916.15	2,936.62	3,075.35	2,968.84	2,945.49
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	579.87	554.20	571.27	545.25	576.90	547.50
Euro	1.14	1.11	1.09	1.11	1.12	1.12

Amounts provided in units of local currency per US dollar.

2017 Second Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2017 Second Quarter Results Page 12